UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Placement Agency Agreement between Fangdd Network Group Ltd. and MM Global Securities, Inc.
5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered and certain Cayman Islands legal matters
8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands legal matters (included in Exhibit 5.1)
10.1	Form of Securities Purchase Agreement between Fangdd Network Group Ltd. and certain investors
23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
99.1	Press Release – FangDD Announces US$2.5 Million Registered Direct Offering of Class A Ordinary Shares

INCORPORATION BY REFERENCE

Exhibits 5.1, 8.1 and 23.2 to this report on Form 6-K are hereby incorporated by reference into the registration statements of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: October 1, 2024

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